EXHIBIT 21.1

Subsidiaries of MGE Energy, Inc.

As of December 31, 2004, the company owned 100% of the voting securities of the following subsidiaries (all Wisconsin corporations):

- Central Wisconsin Development Corporation - assists new and expanding businesses throughout central Wisconsin by participating in planning, financing, property acquisition, joint ventures and associated activities.

- Madison Gas and Electric Company - a regulated utility that generates and distributes electricity to nearly 130,000 customers in Dane County, Wisconsin, and purchases and distributes natural gas to more than 126,000 customers in seven Wisconsin counties.

- MAGAEL, LLC - holds title to property acquired by the company for future utility plant expansion and nonutility property.

- MGE Construct LLC - provides construction services for building new generation to meet the needs of Madison Gas and Electric Company customers.

- MGE Power LLC - owns real estate and new generating assets required to meet Madison Gas and Electric Company's growing customer demand.

- MGE Power West Campus, LLC - owns a controlling interest in the electric generating assets related to the West Campus Cogeneration Facility (WCCF). MGE Power West Campus is a wholly owned subsidiary of MGE Power. MGE Power West Campus will sell electricity from WCCF to Madison Gas and Electric Company through a long-term lease agreement.